Mail Stop 3561
							September 14, 2005
Lawrence L. Spanley, Jr.
Executive VP & CFO
Bakers Footwear Group, Inc.
2815 Scott Avenue
St. Louis, MO 63103

Re:	Bakers Footwear Group, Inc.
      Form 10-K for the Fiscal Year Ended January 1, 2005
      Forms 10-Q for Fiscal Quarters Ended
      July 30, 2005 and April 30, 2005
      File No. 0-50563

Dear Mr. Spanley, Jr:

            We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended January 1, 2005
Critical Accounting Policies, page 32

1. With respect to your policy regarding merchandise inventories, we note that you may adjust inventory costs as a result of permanent markdowns. In future filings, to the extent that these markdowns are material, please quantify the markdown costs included in your results of operations for each period in your discussion. Further you should explain and discuss any trends or significant variances from period to period.

Fiscal Year Ended January 1, 2005 Compared to Fiscal Year Ended January 3, 2004, page 34
2. In future filings, when you discuss significant changes in financial statement line items, to the extent that there are multiple contributors to the change in one line item you should quantify the contribution from each line item. For example, you note that general and administrative expenses went up by $2 million from fiscal 2003 to
2004. You identify two contributors to the change. Please quantify the change from each identified contributor.

* * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3841 if you have questions regarding the comments.


      Sincerely,


	Michael Moran
      Branch Chief


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Lawrence Spanley, Jr
Bakers Footwear Group, Inc.
September 14, 2005
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